RBC Capital Markets®	Filed Pursuant to Rule 433 Registration Statement No. 333-208507

The information in this preliminary terms supplement is not complete and may be changed.

Preliminary Terms Supplement
Subject to Completion:
Dated June 1, 2017
Pricing Supplement Dated June __, 2017 to the Product Prospectus Supplement ERN-ETF-1 Dated January 11, 2016, Prospectus Supplement Dated January 8, 2016, and Prospectus Dated January 8, 2016
$_________ Enhanced Return Notes Linked to a Basket of Exchange Traded Funds, Due July 19, 2018 Royal Bank of Canada

Royal Bank of Canada is offering the Enhanced Return Notes (the “Notes”) linked to the performance of an unequally weighted basket (the “Basket”) of four ETFs comprised of the SPDR® S&P 500® ETF (40% weighting), the iShares® Russell 2000 ETF (20% weighting), the iShares® MSCI EAFE ETF (20% weighting), and the iShares® MSCI Emerging Markets ETF (20% weighting).
The CUSIP number for the Notes is 78012KV53. The notes provide a 3-for-1 positive return if the level of the Basket increases from the Initial Level to the Final Level, subject to the Maximum Redemption Amount of [110.25%-112.25%] (to be determined on the pricing date). The Notes do not pay interest, and investors are subject to one-for-one loss of the principal amount of the Notes for any percentage decrease in the level of the Basket between the Pricing Date and the Valuation Date. Any payments on the Notes are subject to our credit risk. Any payments on the Notes are subject to our credit risk.
Non-U.S. holders will not be subject to withholding on dividend equivalent payments under Section 871(m) of the U.S. Internal Revenue Code. Please see the section below, “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the Notes.
Issue Date: June 21, 2017
Maturity Date: July 19, 2018
The Notes will not be listed on any securities exchange.
Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-1 of the prospectus supplement dated January 8, 2016, “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the product prospectus supplement dated January 11, 2016, and “Selected Risk Considerations” on page P-6 of this terms supplement.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this terms supplement is truthful or complete. Any representation to the contrary is a criminal offense.
	Per Note	Total
Price to public(1)	100.00%	$
Underwriting discounts and commissions(1)	1.75%	$
Proceeds to Royal Bank of Canada	98.25%	$
(1)Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forego some or all of their underwriting discount or selling concessions.  The public offering price for investors purchasing the Notes in these accounts may be between $982.50 and $1,000 per $1,000 in principal amount.
The initial estimated value of the Notes as of the date of this terms supplement is $960.90 per $1,000 in principal amount, which is less than the price to public. The final pricing supplement relating to the Notes will set forth our estimate of the initial value of the Notes as of the Pricing Date, which will not be less than $940.90 per $1,000 in principal amount. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount.  We describe our determination of the initial estimated value in more detail below.
If the Notes priced on the date of this terms supplement, RBC Capital Markets, LLC, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, would receive a commission of approximately $17.50 per $1,000 in principal amount of the Notes and would use a portion of that commission to allow selling concessions to other dealers of up to approximately $17.50 per $1,000 in principal amount of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.
We may use this terms supplement in the initial sale of the Notes.  In addition, RBCCM or another of our affiliates may use this terms supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this terms supplement is being used in a market-making transaction.

RBC Capital Markets, LLC

Enhanced Return Notes Linked to a Basket of Exchange Traded Funds Due July 19, 2018
SUMMARY
The information in this “Summary” section is qualified by the more detailed information set forth in this terms supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.
Issuer:	Royal Bank of Canada (“Royal Bank”)
Issue:	Senior Global Medium-Term Notes, Series G
Underwriter:	RBC Capital Markets, LLC
Reference Asset:
The Notes are linked to the level of an unequally weighted basket (the “Basket”) of four ETFs (each, a “Basket Component,” collectively, the “Basket Components”).  The Basket Components and their respective Component Weights are indicated in the table below.

Currency:	U.S. Dollars
Denominations	$1,000 and minimum denominations of $1,000 in excess thereof
Pricing Date:	June 16, 2017
Issue Date:	June 21, 2017
CUSIP:	78012KV53
Valuation Date:	July 16, 2018
Payment at Maturity (if held to maturity):
If, on the Valuation Date, the Percentage Change is greater than or equal to zero, then the investor will receive an amount per $1,000 in principal amount of the Notes equal to the lesser of:

1.     Principal Amount + (Principal Amount x Percentage Change x Leverage Factor); and
2.     Maximum Redemption Amount

If, on the Valuation Date, the Percentage Change is negative, then the investor will receive a cash payment equal to:

Principal Amount + (Principal Amount x Percentage Change)
In this case, you will lose all or a portion of the principal amount of the Notes.

Percentage Change:
The Percentage Change, expressed as a percentage and rounded to two decimal places, will be equal to the sum of the Weighted Component Change for each Basket Component. The Weighted Component Change for each Basket Component will be determined as follows:
Component Weight x Final Level- Initial Level
Initial Level

Leverage Factor:	300%, subject to the Maximum Redemption Amount.
Initial Level:	The closing price per share of a Basket Component on the Pricing Date.
Final Level:	The closing price per share of a Basket Component on the Valuation Date.

P-2	RBC Capital Markets, LLC

Enhanced Return Notes Linked to a Basket of Exchange Traded Funds Due July 19, 2018
The Basket:	Basket Component	Bloomberg Ticker	Component Weight	Initial Level
	SPDR® S&P 500® ETF (the “SPY”)	SPY	40%
	iShares® Russell 2000 ETF (the “IWM”)	IWM	20%
	iShares® MSCI EAFE ETF (the “EFA”)	EFA	20%
	iShares® MSCI Emerging Markets ETF (the “EEM”)	EEM	20%
Maximum Redemption Amount:	[110.25%-112.25%] multiplied by the principal amount (to be determined on the Pricing Date)
Maturity Date:	July 19, 2018, subject to extension for market and other disruptions, as described in the product prospectus supplement dated January 11, 2016.
Term:	Approximately thirteen (13) months
Principal at Risk:	The Notes are NOT principal protected. You may lose all or a substantial portion of your principal amount at maturity if there is a decrease from the Initial Level to the Final Level.
Calculation Agent:	RBC Capital Markets, LLC
U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the section below, “Supplemental Discussion of U.S. Federal Income Tax Consequences,” and the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated January 11, 2016 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which apply to the Notes.

Secondary Market:
RBC Capital Markets, LLC (or one of its affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Issue Date.  The amount that you may receive upon sale of your Notes prior to maturity may be less than the principal amount of your Notes.

Listing:	The Notes will not be listed on any securities exchange.
Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 8, 2016).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on pages P-2 and P-3 of this terms supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement dated January 11, 2016, as modified by this terms supplement.

P-3	RBC Capital Markets, LLC

Enhanced Return Notes Linked to a Basket of Exchange Traded Funds Due July 19, 2018
ADDITIONAL TERMS OF YOUR NOTES
You should read this terms supplement together with the prospectus dated January 8, 2016, as supplemented by the prospectus supplement dated January 8, 2016 and the product prospectus supplement dated January 11, 2016, relating to our Senior Global Medium-Term Notes, Series G, of which these Notes are a part. Capitalized terms used but not defined in this terms supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this terms supplement will control.  The Notes vary from the terms described in the product prospectus supplement in several important ways.  You should read this terms supplement carefully.
This terms supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 8, 2016 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated January 11, 2016, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated January 8, 2016:
http://www.sec.gov/Archives/edgar/data/1000275/000121465916008810/j18160424b3.htm
Prospectus Supplement dated January 8, 2016:
http://www.sec.gov/Archives/edgar/data/1000275/000121465916008811/p14150424b3.htm
Product Prospectus Supplement ERN-ETF-1 dated January 11, 2016:
https://www.sec.gov/Archives/edgar/data/1000275/000114036116047385/form424b5.htm
Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this terms supplement, “we,” “us,” or “our” refers to Royal Bank of Canada.
Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this terms supplement relates.  Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-866-609-6009.

P-4	RBC Capital Markets, LLC

Enhanced Return Notes Linked to a Basket of Exchange Traded Funds Due July 19, 2018
HYPOTHETICAL RETURNS
The examples set out below are included for illustration purposes only. The hypothetical Percentage Changes of the Reference Asset used to illustrate the calculation of the Payment at Maturity (rounded to two decimal places) are not estimates or forecasts of the Initial Level, the Final Level or the price of any Basket Component on the Valuation Date or on any trading day prior to the Maturity Date. All examples assume a Leverage Factor of 300%, a Maximum Redemption Amount of 111.25% of the principal amount (the midpoint of the Maximum Redemption Amount range of 110.25% to 112.25% of the principal amount) and assume that a holder purchased Notes with an aggregate principal amount of $1,000 and that no market disruption event occurs on the Valuation Date.

Example 1 —	Calculation of the Payment at Maturity where the Percentage Change is positive.
	Percentage Change:	2%
	Payment at Maturity:	$1,000 + ($1,000 x 2% x 300%) = $1,000 + $60.00 = $1,060.00
	On a $1,000 investment, a 2% Percentage Change results in a Payment at Maturity of $1,060.00, a 6.00% return on the Notes.

Example 2—	Calculation of the Payment at Maturity where the Percentage Change is positive (and the Payment at Maturity is subject to the Maximum Redemption Amount).
	Percentage Change:	30%
	Payment at Maturity:	$1,000 + ($1,000 x 30% x 300%) = $1,000 + $900.00 = $1,900.00 However, the Maximum Redemption Amount is $1,112.50
	On a $1,000 investment, a 30% Percentage Change results in a Payment at Maturity of $1,112.50, an 11.25% return on the Notes.

Example 3 —	Calculation of the Payment at Maturity where the Percentage Change is negative.
	Percentage Change:	-35%
	Payment at Maturity:	$1,000 + ($1,000 x -35%) = $1,000 - $350.00 = $650.00
	On a $1,000 investment, a -35% Percentage Change results in a Payment at Maturity of $650.00, a -35% return on the Notes.

P-5	RBC Capital Markets, LLC

Enhanced Return Notes Linked to a Basket of Exchange Traded Funds Due July 19, 2018
SELECTED RISK CONSIDERATIONS
An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Basket Components.  These risks are explained in more detail in the section “Additional Risk Factors Specific to the Notes,” beginning on page PS-5 of the product prospectus supplement.  In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:
•
Principal at Risk – Investors in the Notes could lose all or a substantial portion of their principal amount if there is a decline in the level of the Reference Asset.  You will lose 1% of the principal amount of your Notes for each 1% that the Final Level is less than the Initial Level.

•
The Notes Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity – There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity.  The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments.  Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of Royal Bank.

•
Your Potential Payment at Maturity Is Limited – The Notes will provide less opportunity to participate in the appreciation of the Reference Asset than an investment in a security linked to the Reference Asset providing full participation in the appreciation, because the Payment at Maturity will not exceed the Maximum Redemption Amount.  Accordingly, your return on the Notes may be less than your return would be if you made an investment in the Basket Components or a security directly linked to the positive performance of the Reference Asset.

•
Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes – The Notes are Royal Bank’s senior unsecured debt securities.  As a result, your receipt of the amount due on the maturity date is dependent upon Royal Bank’s ability to repay its obligations at that time.  This will be the case even if the level of the Reference Asset increases after the Pricing Date.  No assurance can be given as to what our financial condition will be at the maturity of the Notes.

•
There May Not Be an Active Trading Market for the Notes – Sales in the Secondary Market May Result in Significant Losses – There may be little or no secondary market for the Notes.  The Notes will not be listed on any securities exchange.  RBCCM and other affiliates of Royal Bank may make a market for the Notes; however, they are not required to do so.  RBCCM or any other affiliate of Royal Bank may stop any market-making activities at any time.  Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.  We expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

•
You Will Not Have Any Rights to the Securities Included in the Reference Asset – As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities included in the Reference Asset would have. The Final Level will not reflect any dividends paid on the securities included in the Reference Asset.

•
The Initial Estimated Value of the Notes Will Be Less than the Price to the Public – The initial estimated value set forth on the cover page and that will be set forth in the final pricing supplement for the Notes does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time.  If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value.  This is due to, among other things, changes in the level of the Reference Asset, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the estimated costs relating to our hedging of the Notes.  These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount and the hedging costs relating to the Notes. In addition to bid-ask spreads, the value of the Notes determined for any secondary market price is expected to be based on the secondary rate rather than the internal funding rate used to price the Notes and determine the initial estimated value.  As a result, the secondary price will be less than if the internal funding rate was used.  The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•
The Initial Estimated Value of the Notes on the Cover Page and that We Will Provide in the Final Pricing Supplement Are Estimates Only, Calculated as of the Time the Terms of the Notes Are Set – The initial estimated value of the Notes will be based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes.  See “Structuring the Notes” below.  Our estimates are based on a variety of assumptions, including our credit spreads, expectations as to dividends, interest rates and volatility, and the expected term of the Notes.  These

P-6	RBC Capital Markets, LLC

Enhanced Return Notes Linked to a Basket of Exchange Traded Funds Due July 19, 2018
assumptions are based on certain forecasts about future events, which may prove to be incorrect.  Other entities may value the Notes or similar securities at a price that is significantly different than we do.
The value of the Notes at any time after the Pricing Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy.  As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of your Notes.
•
Market Disruption Events and Adjustments – The payment at maturity and the Valuation Date are subject to adjustment as described in the product prospectus supplement.  For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.

•
The Correlation Between the Performance of each Basket Component and the Performance of its Underlying Index May Be Imperfect — The performance of each Basket Component is linked principally to the performance of its Underlying Index. However, because of the potential discrepancies identified in more detail in the product prospectus supplement, the return on each Basket Component may correlate imperfectly with the return on its Underlying Index.

•
Changes in the Level of One Basket Component May Be Offset by Changes in the Level of the Other Basket Components – A change in the level of one Basket Component may not correlate with changes in the level of the other Basket Components.  The level of one Basket Component may increase, while the level of one or more of the other Basket Components may not increase as much, or may even decrease.  Therefore, in determining the level of the Reference Asset as of any time, increases in the level of one Basket Component may be moderated, or wholly offset, by lesser increases or decreases in the level of the other Basket Components.

•
Risks Associated with Small-Capitalization Stocks – The IWM tracks its underlying index, which consists of stocks issued by companies with relatively small market capitalizations. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies. As a result, the share price of the IWM may be more volatile than that of a market measure that does not track solely small-capitalization stocks. Stock prices of small-capitalization companies are also generally more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, and be less attractive to many investors if they do not pay dividends. In addition, small capitalization companies are typically less well-established and less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of those individuals. Small capitalization companies tend to have lower revenues, less diverse product lines, smaller shares of their target markets, fewer financial resources and fewer competitive strengths than large-capitalization companies. These companies may also be more susceptible to adverse developments related to their products or services.

•
Risks Associated with Foreign Securities Markets – Because foreign companies or foreign equity securities held by the EFA and the EEM are publicly traded in the applicable foreign countries and trade in currencies other than U.S. dollars, investments in the Notes involve particular risks. For example, the foreign securities markets may be more volatile than the U.S. securities markets, and market developments may affect these markets differently from the United States or other securities markets. Direct or indirect government intervention to stabilize the securities markets outside the United States, as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets. Also, the public availability of information concerning the foreign issuers may vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the foreign issuers may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies.

Securities prices generally are subject to political, economic, financial and social factors that apply to the markets in which they trade and, to a lesser extent, foreign markets. Securities prices outside the United States are subject to political, economic, financial and social factors that apply in foreign countries. These factors, which could negatively affect foreign securities markets, include the possibility of changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, foreign economies may differ favorably or unfavorably from the United States economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.
•
Exchange Rate Risk – The share prices of the EFA and the EEM will fluctuate based in large part upon its respective net asset value, which will in turn depend in part upon changes in the value of the currencies in which the stocks held by the EFA and the EEM are traded. Accordingly, investors in the Notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the stocks held by the EFA and the EEM are traded. An investor’s net exposure will depend on the extent to which these currencies strengthen or weaken against the U.S. dollar. If the dollar strengthens against these currencies, the net asset value of the EFA and the EEM will be adversely affected and the level of the Reference Asset, and consequently, the market value of the Notes may decrease.

•
Emerging Markets Risk: Investments in securities linked directly or indirectly to emerging market equity securities, such as the EEM, involve many risks, including, but not limited to: economic, social, political, financial and military conditions in the emerging

P-7	RBC Capital Markets, LLC

Enhanced Return Notes Linked to a Basket of Exchange Traded Funds Due July 19, 2018
market; regulation by national, provincial, and local governments; less liquidity and smaller market capitalizations than exist in the case of many large U.S. companies; different accounting and disclosure standards; and political uncertainties. Stock prices of emerging market companies may be more volatile and may be affected by market developments differently than U.S. companies. Government intervention to stabilize securities markets and cross-shareholdings may affect prices and volume of trading of the securities of emerging market companies. Economic, social, political, financial and military factors could, in turn, negatively affect such companies’ value. These factors could include changes in the emerging market government’s economic and fiscal policies, possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to the emerging market companies or investments in their securities, and the possibility of fluctuations in the rate of exchange between currencies. Moreover, emerging market economies may differ favorably or unfavorably from the U.S. economy in a variety of ways, including growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. You should carefully consider the risks related to emerging markets, to which the Notes are highly susceptible, before making a decision to invest in the Notes.

P-8	RBC Capital Markets, LLC

Enhanced Return Notes Linked to a Basket of Exchange Traded Funds Due July 19, 2018
INFORMATION REGARDING THE BASKET COMPONENTS
Information provided to or filed with the SEC by the Basket Components under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference through the SEC’s website at http://www.sec.gov. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We have not participated in the preparation of, or verified, such publicly available information.  None of the forgoing documents or filings are incorporated by reference in, and should not be considered part of, this document.
The following information regarding the Basket Components is derived from publicly available information.
We have not independently verified the accuracy or completeness of reports filed by the Basket Components with the SEC, information published by them on their websites or in any other format, information about them obtained from any other source or the information provided below.
the Notes are not sponsored, endorsed, sold or promoted by any investment adviser. Each investment adviser makes no representations or warranties to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes. Each investment adviser has no obligation or liability in connection with the operation, marketing, trading or sale of the Notes.
We obtained the information regarding the historical performance of each Basket Component set forth below from Bloomberg Financial Markets.
We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the Basket Components should not be taken as an indication of their future performance, and no assurance can be given as to the market prices of the Basket Components on the Valuation Date. We cannot give you assurance that the performance of the Basket Components will not result in the loss of all or part of your investment.
The SPDR® S&P 500® ETF Trust
The shares of the SPDR® S&P 500® ETF trade on the NYSE Arca under the symbol “SPY.” The SPY’s investment adviser is BlackRock Fund Advisors.
The SPY seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P 500® Index (the “SPX Index”). To maintain the correspondence between the composition and weightings of stocks held by the SPY and component stocks of the SPX Index, the SPY adjusts its holdings from time to time to conform to periodic changes in the identity and/or relative weightings of the index securities.
The SPY utilizes a “passive” or “indexing” investment approach in attempting to track the performance of the SPX Index. The SPY seeks to invest in substantially all of the securities that comprise the SPX Index. The SPY typically earns income from dividends from securities that it holds. These amounts, net of expenses and taxes (if applicable), are passed along to the SPY’s shareholders as “ordinary income.” In addition, the SPY realizes capital gains or losses whenever it sells securities. Net long-term capital gains are distributed to shareholders as “capital gain distributions.”
The S&P 500® Index (the “SPX Index”)
S&P Dow Jones Indices LLC (“S&P”) owns the copyright and all other rights to the SPX Index. S&P has no obligation to continue to publish, and may discontinue publication of, the SPX Index.
The SPX Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the SPX Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.
S&P chooses companies for inclusion in the SPX Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of its Stock Guide Database of over 10,000 companies, which S&P uses as an assumed model for the composition of the total market.

P-9	RBC Capital Markets, LLC

Enhanced Return Notes Linked to a Basket of Exchange Traded Funds Due July 19, 2018
Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock generally is responsive to changes in the affairs of the respective industry, and the market value and trading activity of the common stock of that company. S&P from time to time, in its sole discretion, may add companies to, or delete companies from, the SPX to achieve the objectives stated above.
S&P calculates the SPX Index by reference to the prices of the constituent stocks of the SPX without taking account of the value of dividends paid on those stocks. Effective with the September 2015 rebalance, consolidated share class lines will no longer be included in the SPX Index.  Each share class line will be subject to public float and liquidity criteria individually, but the company’s total market capitalization will be used to evaluate each share class line. This may result in one listed share class line of a company being included in the SPX Index while a second listed share class line of the same company is excluded.
Calculation of the SPX Index
Historically, the market value of any component stock of the SPX Index was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, S&P began shifting the SPX Index halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the SPX Index to full float adjustment on September 16, 2005. S&P’s criteria for selecting stocks for the SPX Index did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the SPX Index.
Under float adjustment, the share counts used in calculating the SPX Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.
In September 2012, all shareholdings representing more than 5% of a stock’s outstanding shares, other than holdings by “block owners,” were removed from the float for purposes of calculating the SPX Index.  Generally, these “control holders” will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, ESOPs, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings.  However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float.
Treasury stock, stock options, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held in a trust to allow investors in countries outside the country of domicile, such as depositary shares and Canadian exchangeable shares are normally part of the float unless those shares form a control block. If a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class are treated as a control block.
For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares by the total shares outstanding.  As of September 21, 2012, available float shares are defined as the total shares outstanding less shares held by control holders.  This calculation is subject to a 5% minimum threshold for control blocks.  For example, if a company’s officers and directors hold 3% of the company’s shares, and no other control group holds 5% of the company’s shares, S&P would assign that company an IWF of 1.00, as no control group meets the 5% threshold.  However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, S&P would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control.  For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.
The SPX Index is calculated using a base-weighted aggregate methodology. The level of the SPX Index reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to use and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an

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indexed level of 10. This is often indicated by the notation 1941-43 = 10. In practice, the daily calculation of the SPX Index is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the SPX Index, it serves as a link to the original base period level of the SPX Index. The index divisor keeps the SPX Index comparable over time and is the manipulation point for all adjustments to the SPX Index, which is index maintenance.
Index Maintenance
Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the SPX Index, and do not require index divisor adjustments.
To prevent the level of the SPX Index from changing due to corporate actions, corporate actions which affect the total market value of the SPX Index require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the SPX Index remains constant and does not reflect the corporate actions of individual companies in the SPX Index. Index divisor adjustments are made after the close of trading and after the calculation of the closing level.
Changes in a company’s shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. Share changes due to mergers or acquisitions of publicly held companies that trade on a major exchange are implemented when the transaction occurs, even if both of the companies are not in the same headline index, and regardless of the size of the change. All other changes of 5.00% or more (due to, for example, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participation units, at the market offerings, or other recapitalizations) are made weekly and are announced on Fridays for implementation after the close of trading on the following Friday. Changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two to five days prior.
If a change in a company’s shares outstanding of 5.00% or more causes a company’s IWF to change by five percentage points or more, the IWF is updated at the same time as the share change. IWF changes resulting from partial tender offers are considered on a case-by-case basis.

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The iShares® Russell 2000 ETF
The IWM seeks to track the investment results of the Russell 2000® Index. The shares of this Basket Component trade on the NYSE Arca, Inc. under the symbol “IWM.”
Russell 2000® Index
The Russell 2000® Index (Bloomberg L.P. index symbol “RTY”) was developed by Russell Investments (“Russell”) before FTSE International Limited (“FTSE”) and Russell combined in 2015 to create FTSE Russell, which is wholly owned by London Stock Exchange Group. Russell began dissemination of the RTY on January 1, 1984. The RTY was set to 135 as of the close of business on December 31, 1986. FTSE Russell calculates and publishes the RTY. The RTY is designed to track the performance of the small capitalization segment of the U.S. equity market. As a subset of the Russell 3000® Index, the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index measures the performance of the largest 3,000 U.S. companies, representing approximately 98% of the investable U.S. equity market. The RTY is determined, comprised, and calculated by FTSE Russell without regard to the Notes.
Selection of Stocks Comprising the RTY
All companies eligible for inclusion in the RTY must be classified as a U.S. company under the index sponsor’s country-assignment methodology. If a company is incorporated, has a stated headquarters location, and trades in the same country (American Depositary Receipts and American Depositary Shares are not eligible), then the company is assigned to its country of incorporation. If any of the three factors are not the same, the index sponsor defines three Home Country Indicators (“HCIs”): country of incorporation, country of headquarters, and country of the most liquid exchange (as defined by a two-year average daily dollar trading volume) (“ADDTV”) from all exchanges within a country. Using the HCIs, the index sponsor compares the primary location of the company’s assets with the three HCIs. If the primary location of its assets matches any of the HCIs, then the company is assigned to the primary location of its assets. If there is insufficient information to determine the country in which the company’s assets are primarily located, the index sponsor will use the primary country from which the company’s revenues are primarily derived for the comparison with the three HCIs in a similar manner. The index sponsor uses the average of two years of assets or revenues data to reduce potential turnover. If conclusive country details cannot be derived from assets or revenues data, the index sponsor will assign the company to the country of its headquarters, which is defined as the address of the company’s principal executive offices, unless that country is a Benefit Driven Incorporation “BDI” country, in which case the company will be assigned to the country of its most liquid stock exchange. BDI countries include: Anguilla, Antigua and Barbuda, Aruba, Bahamas, Barbados, Belize, Bermuda, Bonaire, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Curacao, Faroe Islands, Gibraltar, Guernsey, Isle of Man, Jersey, Liberia, Marshall Islands, Panama, Saba, Sint Eustatius, Sint Maarten, and Turks and Caicos Islands. For any companies incorporated or headquartered in a U.S. territory, including countries such as Puerto Rico, Guam, and U.S. Virgin Islands, a U.S. HCI is assigned.
All securities eligible for inclusion in the RTY must trade on a major U.S. exchange. Stocks must have a closing price at or above $1.00 on their primary exchange on the last trading day in May to be eligible for inclusion during annual reconstitution. However, in order to reduce unnecessary turnover, if an existing member’s closing price is less than $1.00 on the last day of May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than $1.00. Initial public offerings are added each quarter and must have a closing price at or above $1.00 on the last day of their eligibility period in order to qualify for index inclusion. If an existing stock, does not trade on the “rank day” (typically the last trading day in May, but a confirmed timetable is announced each Spring) but does have a closing price at or above $1.00 on another eligible U.S. exchange, that stock will be eligible for inclusion.
An important criterion used to determine the list of securities eligible for the RTY is total market capitalization, which is defined as the market price as of the last trading day in May for those securities being considered at annual reconstitution times the total number of shares outstanding. Where applicable, common stock, non-restricted exchangeable shares and partnership units/membership interests are used to determine market capitalization. Any other form of shares such as preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights, installment receipts or trust receipts, are excluded from the calculation. If multiple share classes of common stock exist, they are combined. In cases where the common stock share classes act independently of each other (e.g., tracking

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stocks), each class is considered for inclusion separately. If multiple share classes exist, the pricing vehicle will be designated as the share class with the highest two-year trading volume as of the rank day in May.
Companies with a total market capitalization of less than $30 million are not eligible for the RTY. Similarly, companies with only 5% or less of their shares available in the marketplace are not eligible for the RTY. Royalty trusts, limited liability companies, closed-end investment companies (companies that are required to report Acquired Fund Fees and Expenses, as defined by the SEC, including business development companies), blank check companies, special-purpose acquisition companies, and limited partnerships are also not eligible for inclusion in the Russell U.S. Indices. Exchange traded funds and mutual funds are also excluded. Bulletin board, pink-sheets and over-the-counter (“OTC”) traded securities are not eligible for inclusion.
Annual reconstitution is a process by which the RTY is completely rebuilt. On the last trading day of May, all eligible securities are ranked by their total market capitalization. The largest 4,000 become the Russell 3000E Index, and the other of the index sponsor’s indexes are determined from that set of securities. Reconstitution of the RTY occurs on the last Friday in June or, when the last Friday in June is the 29th or 30th, reconstitution occurs on the prior Friday. In addition, the index sponsor adds initial public offerings to the RTY on a quarterly basis based on total market capitalization guidelines ranking within the market-adjusted capitalization breaks established during the most recent reconstitution.
After membership is determined, a security’s shares are adjusted to include only those shares available to the public. This is often referred to as “free float.” The purpose of the adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set.

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iShares® MSCI EAFE ETF
The iShares® MSCI EAFE ETF trades on the NYSE Arca under the ticker symbol “EFA.” The The EFA’s investment adviser is BlackRock Fund Advisors (“Blackrock”). Blackrock employs a technique known as representative sampling to track the MSCI EAFE Index. The EFA generally invests at least 90% of its assets in the securities of the MSCI EAFE Index and in American Depositary Receipts or Global Depositary Receipts based on the securities of the MSCI EAFE Index. The EFA may invest the remainder of its assets in securities not included in the MSCI EAFE Index, but which Blackrock believes will help the EFA track the MSCI EAFE Index, or in futures contracts, options on futures contracts, other types of options and swaps related to the MSCI EAFE Index, as well as cash and cash equivalents, including shares of money market funds affiliated with Blackrock or its affiliates. Blackrock will waive portfolio management fees in an amount equal to the portfolio management fees of such other iShares funds for any portion of the EFA’s assets invested in shares of such other funds.
The MSCI EAFE Index
The information below is included only to give insight to the MSCI EAFE Index, the performance of which the EFA attempts to reflect. The Notes are linked to the performance of the EFA and not to the MSCI EAFE Index. We have derived all information contained in this document regarding the MSCI EAFE Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information.  The MSCI EAFE Index is a stock index calculated, published and disseminated daily by MSCI, Inc. (“MSCI”), a majority-owned subsidiary of Morgan Stanley, through numerous data vendors, on the MSCI website and in real time on Bloomberg Financial Markets and Reuters Limited.  Neither MSCI nor Morgan Stanley has any obligation to continue to calculate and publish, and may discontinue calculation and publication of the MSCI EAFE Index
The MSCI EAFE Index is a free float-adjusted market capitalization index with a base date of December 31, 1969 and an initial value of 100. The MSCI EAFE Index is calculated daily in U.S. dollars and published in real time every 60 seconds during market trading hours. The MSCI EAFE Index currently consists of the following 21 developed countries: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, The Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom. The MSCI EAFE Index is comprised of companies in both the Large Cap Index and Mid Cap Index, as discussed in the section “—Defining Market Capitalization Size Segments for Each Market” below. The MSCI EAFE Index is part of the MSCI Regional Equity Indices series and is an MSCI Global Investable Market Index, which is a family within the MSCI International Equity Indices.
iShares® MSCI Emerging Markets ETF
The EEM trades on the NYSE Arca under the ticker symbol “EEM.” Blackrock employs a technique known as representative sampling to track the MSCI Emerging Markets Index. The EEM generally invests at least 90% of its assets in the securities of the MSCI Emerging Markets Index and in American Depositary Receipts or Global Depositary Receipts based on the securities of the MSCI Emerging Markets Index. The EEM may invest the remainder of its assets in securities not included in the MSCI Emerging Markets Index, but which Blackrock believes will help the EEM track the MSCI Emerging Markets Index, or in futures contracts, options on futures contracts, other types of options and swaps related to the MSCI Emerging Markets Index, as well as cash and cash equivalents, including shares of money market funds affiliated with Blackrock or its affiliates. Blackrock will waive portfolio management fees in an amount equal to the portfolio management fees of such other iShares funds for any portion of the EEM’s assets invested in shares of such other funds.
The MSCI Emerging Markets Index
The information below is included only to give insight to the MSCI Emerging Markets Index, the performance of which the EEM attempts to reflect. The Notes are linked to the performance of the EEM and not to the MSCI Emerging Markets Index. We have derived all information contained in this document regarding the MSCI Emerging Markets Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information.  The MSCI Emerging Markets Index is a stock index calculated, published and disseminated daily by MSCI, Inc. (“MSCI”), a majority-owned subsidiary of Morgan Stanley, through numerous data vendors, on the MSCI website and in real time on Bloomberg Financial Markets and Reuters Limited.  Neither MSCI nor Morgan Stanley has any obligation

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to continue to calculate and publish, and may discontinue calculation and publication of the MSCI Emerging Markets Index
The MSCI Emerging Markets Index is intended to measure equity market performance in the global emerging markets. The MSCI Emerging Markets Index is a free float-adjusted market capitalization index with a base date of December 31, 1987 and an initial value of 100. The MSCI Emerging Markets Index is calculated daily in U.S. dollars and published in real time every 60 seconds during market trading hours. The MSCI Emerging Markets Index currently consists of the following 23 emerging market country indices: Brazil, Chile, China, Colombia, Czech Republic, Greece, Egypt, Hungary, India, Indonesia, South Korea, Malaysia, Mexico, Peru, Philippines, Poland, Qatar, Russia, South Africa, Taiwan, Thailand, Turkey and United Arab Emirates. The MSCI Emerging Markets Index is part of the MSCI Regional Equity Indices series and is an MSCI Global Investable Market Index, which is a family within the MSCI International Equity Indices.
General – MSCI Indices
MSCI provides global equity indices intended to measure equity performance in international markets and the MSCI International Equity Indices are designed to serve as global equity performance benchmarks. In constructing these indices, MSCI applies its index construction and maintenance methodology across developed, emerging, and frontier markets.
MSCI enhanced the methodology used in its MSCI International Equity Indices. The MSCI Standard and MSCI Small Cap Indices, along with the other MSCI equity indices based on them, transitioned to the global investable market indices methodology described below. The transition was completed at the end of May 2008. The Enhanced MSCI Standard Indices are composed of the MSCI Large Cap and Mid Cap Indices. The MSCI Global Small Cap Index transitioned to the MSCI Small Cap Index resulting from the Global Investable Market Indices methodology and contains no overlap with constituents of the transitioned MSCI Standard Indices. Together, the relevant MSCI Large Cap, Mid Cap, and Small Cap Indices will make up the MSCI investable market index for each country, composite, sector, and style index that MSCI offers.
Constructing the MSCI Global Investable Market Indices. MSCI undertakes an index construction process, which involves:
•	defining the equity universe;
•	determining the market investable equity universe for each market;
•	determining market capitalization size segments for each market;
•	applying index continuity rules for the MSCI Standard Index;
•	creating style segments within each size segment within each market; and
•	classifying securities under the Global Industry Classification Standard (the “GICS”).
Defining the Equity Universe. The equity universe is defined by:
•
Identifying Eligible Equity Securities: the equity universe initially looks at securities listed in any of the countries in the MSCI Global Index Series, which will be classified as either Developed Markets (“DM”) or Emerging Markets (“EM”). All listed equity securities, including Real Estate Investment Trusts, are eligible for inclusion in the equity universe.  Conversely, mutual funds, ETFs, equity derivatives and most investment trusts are not eligible for inclusion in the equity universe.

•	Classifying Eligible Securities into the Appropriate Country: each company and its securities (i.e., share classes) are classified in only one country.
Effective with the November 2015 semi-annual index review, companies traded outside of their country of classification (i.e., “foreign listed companies”) became eligible for inclusion in the MSCI Country Investable Market Indexes along with the applicable MSCI Global Index. In order for a MSCI Country Investable Market Index to be eligible to include foreign listed companies, it must meet the Foreign Listing Materiality Requirement. To meet the Foreign Listing Materiality Requirement, the aggregate market capitalization of all securities represented by foreign listings should represent at least

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(i) 5% of the free float-adjusted market capitalization of the relevant MSCI Country Investable Market Index and (ii) 0.05% of the free-float adjusted market capitalization of the MSCI ACWI Investable Market Index.
Determining the Market Investable Equity Universes. A market investable equity universe for a market is derived by applying investability screens to individual companies and securities in the equity universe that are classified in that market. A market is equivalent to a single country, except in DM Europe, where all DM countries in Europe are aggregated into a single market for index construction purposes. Subsequently, individual DM Europe country indices within the MSCI Europe Index are derived from the constituents of the MSCI Europe Index under the global investable market indices methodology.
The investability screens used to determine the investable equity universe in each market are as follows:
•
Equity Universe Minimum Size Requirement: this investability screen is applied at the company level. In order to be included in a market investable equity universe, a company must have the required minimum full market capitalization.

•
Equity Universe Minimum Free Float−Adjusted Market Capitalization Requirement: this investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security must have a free float−adjusted market capitalization equal to or higher than 50% of the equity universe minimum size requirement.

•
DM and EM Minimum Liquidity Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security must have adequate liquidity. The twelve-month and three-month Annual Traded Value Ratio (“ATVR”), a measure that screens out extreme daily trading volumes and takes into account the free float−adjusted market capitalization size of securities, together with the three-month frequency of trading are used to measure liquidity. A minimum liquidity level of 20% of three- and twelve-month ATVR and 90% of three-month frequency of trading over the last four consecutive quarters are required for inclusion of a security in a market investable equity universe of a DM, and a minimum liquidity level of 15% of three- and twelve-month ATVR and 80% of three-month frequency of trading over the last four consecutive quarters are required for inclusion of a security in a market investable equity universe of an EM.

•
Global Minimum Foreign Inclusion Factor Requirement: this investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security’s Foreign Inclusion Factor (“FIF”) must reach a certain threshold. The FIF of a security is defined as the proportion of shares outstanding that is available for purchase in the public equity markets by international investors. This proportion accounts for the available free float of and/or the foreign ownership limits applicable to a specific security (or company). In general, a security must have an FIF equal to or larger than 0.15 to be eligible for inclusion in a market investable equity universe.

•
Minimum Length of Trading Requirement: this investability screen is applied at the individual security level. For an initial public offering (“IPO”) to be eligible for inclusion in a market investable equity universe, the new issue must have started trading at least three months before the implementation of a semi−annual index review (as described below). This requirement is applicable to small new issues in all markets. Large IPOs are not subject to the minimum length of trading requirement and may be included in a market investable equity universe and the Standard Index outside of a Quarterly or Semi−Annual Index Review.

•
Minimum Foreign Room Requirement: this investability screen is applied at the individual security level.  For a security that is subject to a foreign ownership limit to be eligible for inclusion in a market investable equity universe, the proportion of shares still available to foreign investors relative to the maximum allowed (referred to as “foreign room”) must be at least 15%.

Defining Market Capitalization Size Segments for Each Market. Once a market investable equity universe is defined, it is segmented into the following size−based indices:
•	Investable Market Index (Large + Mid + Small);
•	Standard Index (Large + Mid);

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•	Large Cap Index;
•	Mid Cap Index; or
•	Small Cap Index.
Creating the size segment indices in each market involves the following steps:
•	defining the market coverage target range for each size segment;
•	determining the global minimum size range for each size segment;
•	determining the market size segment cutoffs and associated segment number of companies;
•	assigning companies to the size segments; and
•	applying final size−segment investability requirements.
Index Continuity Rules for the Standard Indices. In order to achieve index continuity, as well as to provide some basic level of diversification within a market index, and notwithstanding the effect of other index construction rules described in this section, a minimum number of five constituents will be maintained for a DM Standard Index and a minimum number of three constituents will be maintained for an EM Standard Index.
Creating Style Indices within Each Size Segment. All securities in the investable equity universe are classified into value or growth segments using the MSCI Global Value and Growth methodology.
Classifying Securities under the Global Industry Classification Standard. All securities in the global investable equity universe are assigned to the industry that best describes their business activities. To this end, MSCI has designed, in conjunction with S&P Dow Jones Indexes, the GICS. Under the GICS, each company is assigned to one sub−industry according to its principal business activity. Therefore, a company can belong to only one industry grouping at each of the four levels of the GICS.
Index Maintenance
The MSCI Global Investable Market Indices are maintained with the objective of reflecting the evolution of the underlying equity markets and segments on a timely basis, while seeking to achieve index continuity, continuous investability of constituents and replicability of the indices, index stability and low index turnover. In particular, index maintenance involves:
(i)            Semi−Annual Index Reviews (“SAIRs”) in May and November of the Size Segment and Global Value and Growth Indices which include:
•	updating the indices on the basis of a fully refreshed equity universe;
•	taking buffer rules into consideration for migration of securities across size and style segments; and
•	updating FIFs and Number of Shares (“NOS”).
(ii)            Quarterly Index Reviews in February and August of the Size Segment Indices aimed at:
•	including significant new eligible securities (such as IPOs that were not eligible for earlier inclusion) in the index;
•	allowing for significant moves of companies within the Size Segment Indices, using wider buffers than in the SAIR; and
•	reflecting the impact of significant market events on FIFs and updating NOS.
(iii)            Ongoing Event−Related Changes: changes of this type are generally implemented in the indices as they occur. Significantly large IPOs are included in the indices after the close of the company’s tenth day of trading.
None of us, the dealer or any of our other affiliates accepts any responsibility for the calculation, maintenance, or publication of, or for any error, omission, or disruption in, the index or any successor to the index.

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 Historical Information for the SPDR® S&P 500® ETF (“SPY”)
The graph below sets forth the information relating to the historical performance of this Basket Component. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing share prices of this Basket Component. The information provided in this table is for the four calendar quarters of 2012 through 2016, the first calendar quarter of 2017 and the period from April 1, 2017 through May 30, 2017.
We obtained the information regarding the historical performance of this Basket Component in the chart below from Bloomberg Financial Markets.
We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of this Basket Component should not be taken as an indication of its future performance, and no assurance can be given as to the Final Level of the Basket Component. We cannot give you assurance that the performance of this Basket Component will result in any positive return on your initial investment.
Period-Start Date	Period-End Date	High Intra-Day Price of this Reference Stock ($)	Low Intra-Day Price of this Reference Stock ($)	Period-End Closing Price of this Reference Stock ($)
1/1/2012	3/31/2012	141.83	126.43	140.72
4/1/2012	6/30/2012	142.21	127.14	136.27
7/1/2012	9/30/2012	148.11	132.60	143.93
10/1/2012	12/31/2012	147.15	134.70	142.52
1/1/2013	3/31/2013	156.85	144.74	156.55
4/1/2013	6/30/2013	169.06	153.55	160.01
7/1/2013	9/30/2013	173.60	160.22	168.10
10/1/2013	12/31/2013	184.67	164.53	184.67
1/1/2014	3/31/2014	188.96	173.72	187.04
4/1/2014	6/30/2014	196.60	181.31	195.72
7/1/2014	9/30/2014	201.85	190.55	197.02
10/1/2014	12/31/2014	212.97	181.92	205.50
1/1/2015	3/31/2015	212.24	197.86	206.43
4/1/2015	6/30/2015	213.77	204.51	205.85
7/1/2015	9/30/2015	213.18	182.95	191.63
10/1/2015	12/31/2015	211.66	189.12	203.89
1/1/2016	3/31/2016	206.87	181.02	205.56
4/1/2016	6/30/2016	212.52	198.66	209.53
7/1/2016	9/30/2016	219.60	207.06	216.30
10/1/2016	12/31/2016	228.34	208.39	223.53
1/1/2017	3/31/2017	240.32	223.89	235.74
4/1/2017	5/30/2017	242.08	232.51	241.50
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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Historical Information for the Russell 2000 ETF (“IWM”)
The graph below sets forth the information relating to the historical performance of this Basket Component. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing share prices of this Basket Component. The information provided in this table is for the four calendar quarters of 2012 through 2016, the first calendar quarter of 2017 and the period from April 1, 2017 through May 30, 2017.
We obtained the information regarding the historical performance of this Basket Component in the chart below from Bloomberg Financial Markets.
We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of this Basket Component should not be taken as an indication of its future performance, and no assurance can be given as to the Final Level of the Basket Component. We cannot give you assurance that the performance of this Basket Component will result in any positive return on your initial investment.
Period-Start Date	Period-End Date	High Intra-Day Price of this Reference Stock ($)	Low Intra-Day Price of this Reference Stock ($)	Period-End Closing Price of this Reference Stock ($)
1/1/2012	3/31/2012	84.66	73.38	82.85
4/1/2012	6/30/2012	83.99	72.94	79.65
7/1/2012	9/30/2012	86.96	76.22	83.46
10/1/2012	12/31/2012	85.24	76.13	84.29
1/1/2013	3/31/2013	94.95	86.04	94.26
4/1/2013	6/30/2013	100.38	89.13	97.16
7/1/2013	9/30/2013	107.61	97.45	106.62
10/1/2013	12/31/2013	115.97	103.00	115.31
1/1/2014	3/31/2014	120.58	107.28	116.34
4/1/2014	6/30/2014	118.91	107.44	118.81
7/1/2014	9/30/2014	120.97	109.32	109.35
10/1/2014	12/31/2014	121.40	103.54	119.67
1/1/2015	3/31/2015	126.31	114.22	124.35
4/1/2015	6/30/2015	129.09	120.24	124.86
7/1/2015	9/30/2015	126.74	106.99	109.20
10/1/2015	12/31/2015	120.06	107.13	112.51
1/1/2016	3/31/2016	111.17	93.65	110.62
4/1/2016	6/30/2016	118.64	108.00	114.97
7/1/2016	9/30/2016	125.88	112.32	124.21
10/1/2016	12/31/2016	138.82	114.89	134.85
1/1/2017	3/31/2017	140.86	132.41	137.48
4/1/2017	5/30/2017	141.81	133.67	136.46
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P-19	RBC Capital Markets, LLC

Enhanced Return Notes Linked to a Basket of Exchange Traded Funds Due July 19, 2018
Historical Information for the iShares® MSCI EAFE ETF (“EFA”)
The graph below sets forth the information relating to the historical performance of this Basket Component. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing share prices of this Basket Component. The information provided in this table is for the four calendar quarters of 2012 through 2016, the first calendar quarter of 2017 and the period from April 1, 2017 through May 30, 2017.
We obtained the information regarding the historical performance of this Basket Component in the chart below from Bloomberg Financial Markets.
We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of this Basket Component should not be taken as an indication of its future performance, and no assurance can be given as to the Final Level of the Basket Component. We cannot give you assurance that the performance of this Basket Component will result in any positive return on your initial investment.

Period-Start Date	Period-End Date	High Intra-Day Price of this Reference Stock ($)	Low Intra-Day Price of this Reference Stock ($)	Period-End Closing Price of this Reference Stock ($)
1/1/2012	3/31/2012	55.91	48.99	54.90
4/1/2012	6/30/2012	55.68	46.55	49.96
7/1/2012	9/30/2012	55.57	47.30	53.00
10/1/2012	12/31/2012	56.88	51.63	56.82
1/1/2013	3/31/2013	59.99	56.69	58.98
4/1/2013	6/30/2013	64.13	56.45	57.38
7/1/2013	9/30/2013	65.11	57.02	63.79
10/1/2013	12/31/2013	67.36	62.54	67.06
1/1/2014	3/31/2014	68.19	62.28	67.17
4/1/2014	6/30/2014	70.78	65.69	68.37
7/1/2014	9/30/2014	69.29	63.85	64.12
10/1/2014	12/31/2014	64.54	58.64	60.84
1/1/2015	3/31/2015	66.20	58.29	64.17
4/1/2015	6/30/2015	68.52	63.27	63.49
7/1/2015	9/30/2015	65.60	55.89	57.32
10/1/2015	12/31/2015	62.18	56.99	58.75
1/1/2016	3/31/2016	58.06	50.94	57.13
4/1/2016	6/30/2016	60.16	51.94	55.81
7/1/2016	9/30/2016	60.15	53.77	59.13
10/1/2016	12/31/2016	59.35	56.11	57.73
1/1/2017	3/31/2017	62.65	57.85	62.29
4/1/2017	5/30/2017	66.38	61.35	65.98
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P-20	RBC Capital Markets, LLC

Enhanced Return Notes Linked to a Basket of Exchange Traded Funds Due July 19, 2018
Historical Information for the iShares® MSCI Emerging Markets ETF (“EEM”)
The graph below sets forth the information relating to the historical performance of this Basket Component. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing share prices of this Basket Component. The information provided in this table is for the four calendar quarters of 2012 through 2016, the first calendar quarter of 2017 and the period from April 1, 2017 through May 30, 2017.
We obtained the information regarding the historical performance of this Basket Component in the chart below from Bloomberg Financial Markets.
We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of this Basket Component should not be taken as an indication of its future performance, and no assurance can be given as to the Final Level of the Basket Component. We cannot give you assurance that the performance of this Basket Component will result in any positive return on your initial investment.
Period-Start Date	Period-End Date	High Intra-Day Price of this Reference Stock ($)	Low Intra-Day Price of this Reference Stock ($)	Period-End Closing Price of this Reference Stock ($)
1/1/2012	3/31/2012	44.91	38.21	42.94
4/1/2012	6/30/2012	43.75	36.58	39.19
7/1/2012	9/30/2012	42.83	37.15	41.32
10/1/2012	12/31/2012	44.42	39.93	44.35
1/1/2013	3/31/2013	45.28	41.72	42.78
4/1/2013	6/30/2013	44.26	36.16	38.57
7/1/2013	9/30/2013	43.32	36.98	40.77
10/1/2013	12/31/2013	43.91	40.15	41.77
1/1/2014	3/31/2014	41.25	37.06	40.99
4/1/2014	6/30/2014	43.98	40.55	43.23
7/1/2014	9/30/2014	45.85	41.36	41.56
10/1/2014	12/31/2014	42.46	37.23	39.29
1/1/2015	3/31/2015	41.11	37.72	40.13
4/1/2015	6/30/2015	44.18	39.03	39.62
7/1/2015	9/30/2015	40.02	30.00	32.78
10/1/2015	12/31/2015	36.42	31.51	32.19
1/1/2016	3/31/2016	34.58	27.62	34.25
4/1/2016	6/30/2016	35.34	31.71	34.36
7/1/2016	9/30/2016	38.31	33.33	37.45
10/1/2016	12/31/2016	38.19	33.95	35.01
1/1/2017	3/31/2017	40.23	35.30	39.39
4/1/2017	5/30/2017	41.76	38.72	41.52
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P-21	RBC Capital Markets, LLC

Enhanced Return Notes Linked to a Basket of Exchange Traded Funds Due July 19, 2018
SUPPLEMENTAL DISCUSSION OF
U.S. FEDERAL INCOME TAX CONSEQUENCES
The following disclosure supplements, and to the extent inconsistent supersedes, the discussion in the product prospectus supplement dated January 11, 2016 under “Supplemental Discussion of U.S. Federal Income Tax Consequences.”
A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, U.S. Treasury Department regulations provide that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2018. Based on our determination that the notes are not delta-one instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Stock or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Stock or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable withholding agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

SUPPLEMENTAL PLAN OF DISTRIBUTION
We expect that delivery of the Notes will be made against payment for the Notes on or about June 21, 2017, which is the third business day following the Pricing Date (this settlement cycle being referred to as “T+3”).  See “Plan of Distribution” in the prospectus dated January 8, 2016. For additional information as to the relationship between us and RBC Capital Markets, LLC, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated January 8, 2016.
In the initial offering of the Notes, they will be offered to investors at a purchase price equal to par, except with respect to certain accounts as indicated on the cover page of this document.
The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do). That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs. For a period of approximately 6 months after the issue date of the Notes, the value of the Notes that may be shown on your account statement may be higher than RBCCM’s estimated value of the Notes at that time. This is because the estimated value of the Notes will not include the underwriting discount and our hedging costs and profits; however, the value of the Notes shown on your account statement during that period is initially expected to be a higher amount, reflecting the addition of RBCCM’s underwriting discount and our estimated costs and profits from hedging the Notes. This excess is expected to decrease over time until the end of this period.  After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.
P-22	RBC Capital Markets, LLC

Enhanced Return Notes Linked to a Basket of Exchange Traded Funds Due July 19, 2018
STRUCTURING THE NOTES
The Notes are our debt securities, the return on which is linked to the performance of the Basket Components.  As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing.  In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity.  Using this relatively lower implied borrowing rate rather than the secondary market rate, is a factor that is likely to reduce the initial estimated value of the Notes at the time their terms are set. Unlike the estimated value included in this terms supplement or in the final pricing supplement, any value of the Notes determined for purposes of a secondary market transaction may be based on a different funding rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries.  The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Basket Components, and the tenor of the Notes.  The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate is a factor that reduces the economic terms of the Notes to you.  The initial offering price of the Notes also reflects the underwriting commission and our estimated hedging costs.  These factors result in the initial estimated value for the Notes on the Pricing Date being less than their public offering price.  See “Selected Risk Considerations—The Initial Estimated Value of the Notes Will Be Less than the Price to the Public” above.

P-23	RBC Capital Markets, LLC